UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Name of Issuer)
COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)
767744105
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	767744105	Page	2	of	6

1	NAMES OF REPORTING PERSONS David E. Ritchie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		2,413,846

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,413,846

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,413,846

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a).	Name of Issuer.

This Schedule 13G relates to Ritchie Bros. Auctioneers Incorporated, a Canadian corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 6500 River Road, Richmond, B.C. V6X 4G5 Canada.

Item 2(a).	Name of Persons Filing.

This Schedule 13G relates to the following person:
•	David E. Ritchie
Item 2(b).	Address of Principal Business Office.

The business address of the reporting person is 10035 Saskatchewan Drive, Suite 2000, Edmonton, Alberta, T6E 4R4, Canada.

Item 2(c).	Citizenship.

Mr. Ritchie is a citizen of Canada.

Item 2(d).	Title of Class of Securities.

This Schedule 13G relates to the Company’s common stock, no par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number.

The CUSIP Number for the Company’s Common Stock is 767744105.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,

Page 3 of 6 Pages

(e)	☐	Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
Not applicable.

Item 4.	Ownership.

The following describes the ownership of Common Stock by David E. Ritchie as of December 31, 2007:
(a)	Amount beneficially owned: 2,413,846

(b)	Percent of class: 6.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 2,413,846

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,413,846

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Page 4 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable

Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2008	/s/ David E. Ritchie
David E. Ritchie

Page 6 of 6 Pages